Exhibit 99.6

GLG LIFE TECH CORPORATION

(the “Corporation”)

TO:	Shareholders of the Corporation

In accordance with applicable securities laws, shareholders of the Corporation may request to receive the Corporation’s interim and annual financial statements and related management’s discussion and analysis (“MD&A”). If you wish to receive such documents, please complete this form by checking the appropriate boxes below and return the form to the Corporation by fax or email at:

GLG Life Tech Corporation
Suite 2168
1050 Pender Street
Vancouver, British Columbia, V6E 3S7

Email: ir@glglifetech.com
Fax: (604) 526-8832

Please send me the Quarterly Interim Financial Statements and related MD&A for 2012.  [   ]

Please send me the Audited Annual Financial Statements and related MD&A for the fiscal year ended December 31, 2012.  [   ]

If you have indicated that you wish to receive the interim or annual documents listed above and would like the documents to be delivered electronically to you, please complete Appendix A attached hereto.

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN

PROVINCE/STATE	POSTAL/ZIP CODE

By signing below, I confirm that I am a shareholder of the Corporation and that I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purposes of administering the delivery of the documents described above:

DATE:
SIGNATURE OF SHAREHOLDER

APPENDIX A

Consent to Electronic Delivery of Documents

TO:	GLG Life Tech Corporation (the “Corporation”)

I have read and understand this “Consent to Electronic Delivery of Documents” and hereby consent to the electronic delivery of the Corporation’s interim and annual financial statements and related MD&A that the Corporation elects to deliver to me electronically, all in accordance with my instructions below:

1.	I acknowledge that the interim and annual financial statements and related MD&A will be attached to an email sent to my email address that is set out below.

2.

I understand that as the interim and annual financial statements and related MD&A will be sent by email and will be in PDF format that I will need access to a personal computer with appropriate software, including email software, and communication access to the Internet to receive the documents, Adobe Acrobat Reader software to view the PDF – formatted documents and a printer to print the documents.

3.

I acknowledge that I may receive from the Corporation a paper copy of any documents delivered electronically at no cost if I contact the Corporation by telephone, regular mail or email as set out in number 6 below.

4.	I understand that I will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.

5.	I acknowledge that my personal information will be stored electronically and the electronic file will be password protected.

6.

I understand that my consent may be revoked or changed, including any change in the email address to which documents are delivered, at any time by notifying the Corporation of such revised or revoked consent by telephone, regular mail or electronic mail at:

 GLG Life Tech Corporation
Suite 2168
1050 Pender Street
Vancouver, British Columbia, V6E 3S7

Email: ir@glglifetech.com
Fax: (604) 526-8832

7.	I understand that I am not required to consent to electronic delivery.

By signing below, I confirm that I have consented to the foregoing and to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above.

SIGNATURE OF SHAREHOLDER

NAME OF SHAREHOLDER

EMAIL ADDRESS